Contact

www.linkedin.com/in/eranst (LinkedIn)
patft.uspto.gov/netacgi/nph-Parser (Other)
appft.uspto.gov/netacgi/nph-Parser (Other)

Top Skills

Fine Art Photography
Start-ups
Digital Photography

Languages

English
Hebrew (Native or Bilingual)

Patents

Digital camera
Digital image adjustable compression and resolution using face detection information
Digital image processing composition using face detection information
Detecting facial expressions in digital images
Digital image processing using face detection and skin tone information

Eran Steinberg

Early stage Medical Devices & TeleMedicine. Imaging & Vision Executive. Seed Level Investor & Board member, 300+ Granted Patents, USPTO Agent. Digital Artist
San Francisco Bay Area

Summary

Specialties: USPTO License #53637, RAPS member

Experience

FotoNation
Chairperson Board and acting CFO FotoNation LTD
October 2024 - Present (1 year 2 months)
Galway, County Galway, Ireland

Bone Health Technologies
Board Member
June 2024 - Present (1 year 6 months)
San Francisco Bay Area

Tow4Tech
Board Member
October 2023 - Present (2 years 2 months)
United States

Theranova, LLC
Chief Strategy Officer (CSO)
July 2023 - Present (2 years 5 months)
San Francisco, California, United States

Tel Aviv University
Visiting Lecturer - Tel Aviv School of Medicine
July 2022 - Present (3 years 5 months)
Tel Aviv-Yafo, Tel Aviv District, Israel

… …
34 years 11 months

Seed Level Investor & External Board Member
January 2004 - Present (21 years 11 months)

Seed and follow-on investment

External Board and Advisory Member

M&A particularly related to Imaging and IP centric companies

Inventor / Intellectual Property Advisor
January 2002 - Present (23 years 11 months)

Providing services in re:

- Patent Portfolio Strategy: Inventiveness, Patentability, Filing strategy, IP LIcensing and Patent Monetization

- Expert Witness on IP matters

- Patent Acquisition

- Authorized to appear before the US Patent and Trademark Office

- Inventor on numerous (250+) patents

Imaging/Photography Entrepreneur
January 1991 - Present (34 years 11 months)
WW

Successfully

- co-founded,

- managed and

- profitably sold

three imaging startups

Johns Hopkins University Advanced Academic Programs
Lecturer
2019 - Present (6 years)
Baltimore, Maryland, United States

.

Regulatory Specialist for the Pharmaceutical Industry. Early Stage Drug Development.
January 2014 - Present (11 years 11 months)

....

Fine Art Photography Collector
2008 - Present (17 years)

Areas of Interest:

Far East Photographers (in particular Japan & China)

20th Century European B&W

Contemporary Fine Art Photography (yes, Photography is Art....)

Vaica

3 years 11 months

Chairman of the Board
January 2021 - November 2024 (3 years 11 months)
Tel Aviv District, Israel

CEO
January 2022 - June 2023 (1 year 6 months)
San Francisco, California, United States

EyeQ Imaging Inc. | Creators of Perfectly Clear
Chairman Of The Board
March 2019 - June 2020 (1 year 4 months)
Calgary, San Francisco, Austin, Moscow

Sirbal LTD.
Investor and Board Member
2008 - June 2019 (11 years)

Development of TCM based Dermatological products.

mPerpetuo, Inc.
CEO
January 2014 - May 2018 (4 years 5 months)
San-Jose,CA

Vieu Labs
Investor and Board Member
2014 - 2017 (3 years)
Palo Alto, CA

Vieu provides an end-to-end solution that makes video easy to capture,
manage and engage with

Smash Solar, Inc.
Investor and Board Member
2013 - 2017 (4 years)
Richmond, CA

making solar a snap to install™

Swivl
Investor and Board Member
2010 - 2014 (4 years)

San Carlos, CA

FotoNation Inc.
Founder & CEO
1998 - 2008 (10 years)

Epix Imaging
Vice President
1994 - 1997 (3 years)

EFI
Manager Core Technology
1991 - 1994 (3 years)

———

Education

The Johns Hopkins University
Master of Science - MS, Regulatory Science

Rochester Institute of Technology
MSc, Imaging Science

School of Visual Arts
Bachelor of Fine Arts (BFA), Photography

The Hebrew University
BsC, Mathematics/Comp. Science